Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2023
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2023

(expressed in thousands of US dollars)
	Notes	September 30, 2023	March 31, 2023
Assets		$	$

Current assets
Cash and cash equivalents		761,491	800,154
Trade and other receivables	9	100,478	84,334
Inventories		18,059	12,839
Other current assets	10	38,537	37,005

Total current assets		918,565	934,332

Lease right-of-use assets, net		18,785	20,973
Property and equipment, net		18,516	19,491
Intangible assets, net		267,865	311,450
Goodwill	11	1,347,385	1,350,645
Other long-term assets	12	39,562	31,540
Deferred tax assets		179	301

Total assets		2,610,857	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	71,052	68,827
Lease liabilities		6,701	6,617
Income taxes payable		2,459	6,919
Deferred revenue		63,029	68,094

Total current liabilities		143,241	150,457

Deferred revenue		1,291	1,226
Lease liabilities		16,952	18,574
Other long-term liabilities		1,123	1,026

Total liabilities		162,607	171,283

Shareholders’ equity
Share capital	15	4,336,578	4,298,683
Additional paid-in capital		205,679	198,022
Accumulated other comprehensive loss	16	(6,613)	(3,057)
Accumulated deficit		(2,087,394)	(1,996,199)

Total shareholders’ equity		2,448,250	2,497,449

Total liabilities and shareholders’ equity		2,610,857	2,668,732

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2023 and 2022

(expressed in thousands of US dollars, except per share amounts)
		Three months ended September 30,		Six months ended September 30,
	Notes	2023	2022	2023	2022
		$	$	$	$

Revenues	4	230,273	183,699	439,359	357,581

Direct cost of revenues	5, 6	134,105	102,230	255,286	198,587

Gross profit		96,168	81,469	184,073	158,994

Operating expenses
General and administrative	6	26,324	25,132	51,268	55,371
Research and development	6	33,081	36,596	67,116	72,232
Sales and marketing	6	60,290	64,337	115,578	132,982
Depreciation of property and equipment		1,493	1,188	2,950	2,409
Depreciation of right-of-use assets		1,647	2,063	3,877	4,110
Foreign exchange loss		689	29	1,360	472
Acquisition-related compensation		560	12,653	3,105	29,756
Amortization of intangible assets		23,990	25,684	48,495	51,560
Restructuring		80	603	552	1,810

Total operating expenses		148,154	168,285	294,301	350,702

Operating loss		(51,986)	(86,816)	(110,228)	(191,708)

Net interest income	7	10,746	4,851	21,108	6,858

Loss before income taxes		(41,240)	(81,965)	(89,120)	(184,850)

Income tax expense (recovery)
Current		755	516	1,970	780
Deferred		497	(2,538)	105	(4,891)

Total income tax expense (recovery)		1,252	(2,022)	2,075	(4,111)

Net loss		(42,492)	(79,943)	(91,195)	(180,739)

Other comprehensive loss

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(2,917)	(6,689)	(3,517)	(15,522)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		(1,017)	(2,059)	(39)	(2,778)

Total other comprehensive loss	16	(3,934)	(8,748)	(3,556)	(18,300)

Total comprehensive loss		(46,426)	(88,691)	(94,751)	(199,039)

Net loss per share – basic and diluted	8	(0.28)	(0.53)	(0.60)	(1.21)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the six months ended September 30, 2023 and 2022

(expressed in thousands of US dollars)
	Six months ended September 30,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(91,195)	(180,739)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	26,740
Amortization of intangible assets	48,495	51,560
Depreciation of property and equipment and lease right-of-use assets	6,827	6,519
Deferred income taxes	105	(4,891)
Share-based compensation expense	41,104	73,589
Unrealized foreign exchange loss	84	290
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(16,292)	(10,434)
Inventories	(5,220)	(2,473)
Other assets	(9,283)	368
Accounts payable and accrued liabilities	1,866	(8,029)
Income taxes payable	(4,460)	(46)
Deferred revenue	(5,000)	(2,786)
Other long-term liabilities	188	(83)
Net interest income	(21,108)	(6,858)

Total operating activities	(50,936)	(57,273)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,909)	(5,206)
Additions to intangible assets	(5,141)	(1,498)
Purchase of investments	—	(820)
Interest income	22,046	7,185

Total investing activities	14,996	(339)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,601	4,033
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(3,905)	(4,106)
Financing costs	—	(373)

Total financing activities	(2,410)	(30,639)

Effect of foreign exchange rate changes on cash and cash equivalents	(313)	(2,827)

Net decrease in cash and cash equivalents during the period	(38,663)	(91,078)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	761,491	862,576

Interest paid to financial institutions	—	373
Income taxes paid	6,432	768
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(91,195)	(91,195)
Share issuance costs		—	(106)	—	—	—	(106)
Exercise of stock options and settlement of share awards		1,200,943	35,048	(33,447)	—	—	1,601
Share-based compensation		—	—	41,104	—	—	41,104
Share-based acquisition-related compensation		182,357	2,953	—	—	—	2,953
Other comprehensive loss	16	—	—	—	(3,556)	—	(3,556)

Balance as at September 30, 2023		152,553,605	4,336,578	205,679	(6,613)	(2,087,394)	2,448,250

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(180,739)	(180,739)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		1,431,737	29,961	(25,928)	—	—	4,033
Share-based compensation		—	—	73,589	—	—	73,589
Share-based acquisition-related compensation		222,715	26,740	—	—	—	26,740
Other comprehensive loss	16	—	—	—	(18,300)	—	(18,300)

Balance as at September 30, 2022		150,315,764	4,255,533	171,438	(15,623)	(1,106,929)	3,304,419

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2023.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 1, 2023.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2023.
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended standards effective within the three and six months ended September 30, 2023
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Company is currently assessing the impact of these amendments on the consolidated financial statements.
    4. Revenues

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Subscription revenue	81,043	74,494	159,770	148,054
Transaction-based revenue	137,672	101,304	258,642	192,828
Hardware and other revenue	11,558	7,901	20,947	16,699

Total revenues	230,273	183,699	439,359	357,581
Transaction-based revenue includes $4,188 and $5,781 of revenue from merchant cash advances for the three and six months ended September 30, 2023, respectively (September 30, 2022 – $1,903 and $3,181).
    5. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Subscription cost of revenue	19,963	20,657	39,303	41,080
Transaction-based cost of revenue	99,425	70,011	188,444	132,912
Hardware and other cost of revenue	14,717	11,562	27,539	24,595

Total direct cost of revenues	134,105	102,230	255,286	198,587
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related costs, excluding government assistance and acquisition-related compensation, for the three and six months ended September 30, 2023, was $90,567 and $173,279 (September 30, 2022 – $96,912 and $199,123, respectively).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The following table outlines share-based compensation and related costs included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Direct cost of revenues	1,587	2,212	3,440	4,458
General and administrative	6,463	8,626	12,644	18,711
Research and development	6,963	9,984	15,339	20,869
Sales and marketing	8,291	14,106	10,614	29,192

Total share-based compensation and related costs	23,304	34,928	42,037	73,230
As at September 30, 2023, the Company had 11,717,285 options, 6,767,005 restricted share units, 85,456 deferred share units, and nil performance share units which include non-market performance conditions outstanding (September 30, 2022 - 11,277,494 options, 4,638,239 restricted share units, 47,980 deferred share units and 619,640 performance share units which include non-market performance conditions outstanding).
    7. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Interest income	11,143	5,388	21,898	8,104
Interest expense	(397)	(537)	(790)	(1,246)

Net interest income	10,746	4,851	21,108	6,858

    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2023 and 2022. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022

Issued Common Shares	152,553,605	150,315,764	152,553,605	150,315,764
Weighted average number of Common Shares (basic and diluted)	153,478,935	149,688,692	153,003,277	149,332,947

Net loss per share – basic and diluted	($0.28)	($0.53)	($0.60)	($1.21)
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 17,519,996 and 17,321,764 stock options and share awards for the three and six

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
months ended September 30, 2023 (September 30, 2022 - 17,300,048 and 17,349,949). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	September 30, 2023	March 31, 2023
	$	$

Trade receivables	37,236	37,167
Allowance for expected credit losses	(4,603)	(4,131)

Trade receivables, net	32,633	33,036

Research and development tax credits receivable	6,568	8,424
Sales tax receivable	5,211	4,862
Merchant cash advances measured at fair value	50,618	29,492
Indemnification receivables	708	4,042
Accrued interest and other	4,740	4,478

Total trade and other receivables	100,478	84,334
The indemnification receivables are for indemnities on certain liabilities assumed through our acquisitions.
    10. Other current assets

	September 30, 2023	March 31, 2023
	$	$

Restricted cash and restricted deposits	1,153	1,366
Prepaid expenses and deposits	12,432	14,149
Commission asset	13,357	12,160
Contract asset and other	11,595	9,330

Total other current assets	38,537	37,005
    11. Goodwill
The carrying amount of the Company's net assets exceeded the Company's market capitalization as at September 30, 2023, which triggered an impairment test to be performed for the Company's operating segment which is the level at which management monitors goodwill. The Company completed an impairment test of goodwill as at September 30, 2023 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. The Company reassessed as at September 30, 2023 the key assumptions used in the December 31, 2022 test and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
    12. Other long-term assets

	September 30, 2023	March 31, 2023
	$	$

Restricted cash	324	408
Prepaid expenses and deposits	3,762	3,775
Commission asset	17,043	15,147
Contract asset	16,960	10,691
Investments	1,473	1,519

Total other long-term assets	39,562	31,540
    13. Accounts payable and accrued liabilities

	September 30, 2023	March 31, 2023
	$	$

Trade payables	42,421	36,958
Accrued compensation and benefits	19,604	22,543
Accrued payroll taxes on share-based compensation	3,307	3,030
Acquisition-related payables	662	331
Sales tax payable	4,115	3,556
Other	943	2,409

Total accounts payable and accrued liabilities	71,052	68,827
    14. Contingencies, Provisions and Commitments
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
The Company is presently engaged in a dispute with one of its residual payments partners that has resulted in that partner purporting to terminate two agreements it has with the Company and ceasing to pay the Company amounts owed pursuant to those agreements, approximately $6,500 in the six months ended September 30, 2023, beginning in April 2023. Although the Company is not yet aware of a formal claim having been filed by the partner, the partner alleges that the

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
Company has breached certain covenants in each of the two agreements and has made a demand for damages under each agreement. The Company intends to vigorously defend against any claims resulting from the dispute.
On September 3, 2023, Tyro Payments Limited commenced proceedings in the Supreme Court of New South Wales against a subsidiary of the Company, alleging breach of certain contractual obligations and seeking orders, among other things, for damages and restraining the subsidiary from engaging in certain conduct. A hearing on the matter is scheduled for early November. The Company and management intend to vigorously defend against these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The matter had been scheduled for trial in September 2023, but was postponed and is now expected to proceed to trial in early calendar 2024. The Company has separately, applied for, and had instituted its applications for, inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). In mid-October 2023, the PTAB issued final written decisions on Patent Nos 9,400,640 and 10,083,012 finding all of their claims unpatentable. A final written decision in respect of the remaining patent is expected by mid-November 2023. The Company and management intend to vigorously defend against the action.
The Company has not provisioned for the above-referenced matters.
Provisions
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Commitments
During the six months ended September 30, 2023, the Company increased its commitments from those disclosed in its audited annual consolidated financial statements for the fiscal year ended March 31, 2023. The Company renegotiated certain contracts with payments processors which include additional commitments of $12,435 over the next five fiscal years.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
    16. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$
Balance as at March 31,	(2,932)	2,654	(125)	23	(3,057)	2,677

Foreign currency differences on translation of foreign operations	(3,517)	(15,522)	—	—	(3,517)	(15,522)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	(39)	(2,778)	(39)	(2,778)

Balance as at September 30,	(6,449)	(12,868)	(164)	(2,755)	(6,613)	(15,623)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $54,600 CAD as at September 30, 2023 (March 31, 2023 - $109,200 CAD).
    17. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Short-term employee benefits and termination benefits	784	685	1,598	1,414
Share-based payments	4,163	6,314	7,527	13,325

Total compensation paid to key management personnel	4,947	6,999	9,125	14,739
    18. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at September 30 and March 31, 2023.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.
As at September 30 and March 31, 2023, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	September 30, 2023			March 31, 2023

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	761,491	761,491	Level 1	800,154	800,154
Restricted cash and restricted deposits	Level 1	1,477	1,477	Level 1	1,774	1,774
Merchant cash advances	Level 3	50,618	50,618	Level 3	29,492	29,492
Investments	Level 3	1,473	1,473	Level 3	1,519	1,519
Liabilities:
Foreign exchange forward contracts	Level 2	164	164	Level 2	125	125